Response to SEC letter May 10, 2005
File No. 0-49767

The MLM Index Fund confirms that it has obtained a manually signed audit report from Ernst & Young in accordance with Rule 302 of Regulation S-T. In future filings, the Fund will include the auditor's signature and the city and state where issued in typed form within the electronic 10-K filing.

Further, the MLM Index Fund acknowledges that:

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings.

SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.